EXHIBIT 15.1

CHINA NATURAL RESOURCES REPORTS FIRST HALF 2021 FINANCIAL RESULTS

HONG KONG, November 5, 2021 – China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”) announced today unaudited financial results for the six months ended June 30, 2021. The Company concurrently reiterated its expansion and diversification strategy, under which it is actively conducting due diligence as it explores compelling business opportunities in the healthcare and other non-natural resources sectors. As part of its strategy, the Company has already completed a major investment in Shanghai Onway Environmental Development Co., Ltd. (“Shanghai Onway”), which is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement, and construction services in relation to wastewater treatment in China (see “Subsequent Events” below).

Mr. Wong Wah On Edward, Chairman of the Company, commented, “Our financial results do not yet reflect the work we have done – or plans we have underway – to diversify our company and revenue base. It will take additional time for our investments and strategy to drive consistent revenue and profit growth, but we have made considerable strides and remain very optimistic. We are confident that by diversifying into the healthcare and other non-natural resources sectors we will be able to gain a more sustainable, predictable business, one capable of generating higher returns for investors.”

Financial Results for the Six Months Ended June 30, 2021

As of June 30, 2021, the Company had one operating segment: exploration and mining. Sales for the six months ended June 30, 2021 were nil, as compared to total sales of approximately CNY6.87 million (US$1.06 million) for the same period in 2020, which were derived from trading copper ore. The Company’s subsidiary Bayannaoer Mining ceased trading copper ore in the second half of 2020 due to the volatile fluctuations of copper’s price.

Net loss for the six months ended June 30, 2021 was approximately CNY26.74 million (US$4.14 million) as compared with a profit of approximately CNY2.74 million (US$0.42 million) for the six months ended June 30, 2020. The loss was mainly due to the net fair value loss of approximately CNY24.81 million (US$3.84 million) relating to the Company’s holdings in Feishang Anthracite Resources Limited, a company listed on the Hong Kong Stock Exchange (“FARL”), designated as financial assets at fair value through profit or loss, and the impact of warrants issued to institutional investors in a private placement on January 22, 2021, which were designated as derivative financial liabilities.

The Company had an approximately CNY32.54 million (US$5.04 million) balance of cash at June 30, 2021.

Net cash used in operating activities for the six months ended June 30, 2021 was approximately CNY5.40 million (US$0.84 million), an increase of approximately CNY4.15 million (US$0.64 million) over the amount used in the six months ended June 30, 2020 which was mainly caused by higher professional service fees in 2021.

Net cash used in investing activities for the six months ended June 30, 2021 was approximately CNY0.26 million (US$0.04 million). The cash outflows from investing activities in 2021 represent the disposal of a subsidiary, Yangpu Lianzhong Mining Co., Limited, in 2021.

Net cash from financing activities for the six months ended June 30, 2021 was approximately CNY34.90 million (US$5.41 million). The cash inflows from financing activities were primarily comprised of net cash proceeds from the issuance of the Company’s common shares and warrants to certain institutional investors in January 2021.

On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares with an initial exercise price of US$2.35 per share.

Subsequent Events

As part of the Company’s diversification strategy, on July 27, 2021, the Company entered into a Sale and Purchase Agreement to acquire 100% of the equity interests of Precise Space-Time Technology Limited (“Precise Space-Time Technology”) for consideration worth approximately CNY104.07 million (US$16.12 million), which was a 20% discount to the valuation of Precise Space-Time Technology provided by an independent valuation firm. The consideration was comprised of 3 million of the Company’s newly issued restricted common shares, 120 million shares of FARL, and approximately CNY10.30 million in cash (US$1.60 million). Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement, and construction services in relation to wastewater treatment in China.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China (the “PRC”), is currently engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including preliminary exploration for lead, silver and other nonferrous metal, has recently entered the wastewater treatment industry and is actively exploring further business opportunities in the healthcare and other non-natural resources sectors.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the healthcare sector in the PRC; the impact on the Company’s financial position of an investment in the healthcare sector of the PRC or other non-natural resources sectors; its ability to locate and execute on strategic opportunities; the Company’s ability to diversify its business and revenue base; and the potential for increased consistent revenue, profit growth, or increased shareholder returns. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: possible downturns in the healthcare sector in the PRC or other sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

CHNR@GlobalIRPartners.com